Exhibit 99.2

EXPLANATION TO THE AGENDA

Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with corporate seat in Amsterdam and Dutch trade register number 34251954 (the “Company”) to be held on Wednesday April 24, 2019 at 10:30 a.m. (Amsterdam time) at the offices of NautaDutilh N.V. at Beethovenstraat 400, 1082 PR Amsterdam, The Netherlands.

Agenda item 2 (for discussion):

The Dutch Civil Code requires that the Board of Directors prepare a report with respect to, among other things, the business of the Company and the conduct of its affairs during the preceding financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the report of the Board of Directors for the financial year 2018 will be discussed at the annual general meeting of shareholders.

Due to the international nature of the Company’s business, the report of the Board of Directors for the financial year 2018 has been prepared in the English language, which is permitted under Article 2:391(1) of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 3 (for discussion):

The Dutch Civil Code requires that the statements in the explanatory notes to the annual accounts made pursuant to Articles 2:383c through e of the Dutch Civil Code, regarding the remuneration of the directors and employees of the Company, shall be included as a separate item on the agenda for the annual general meeting of shareholders and be discussed prior to the adoption of the annual accounts. For purposes of such discussion, reference is made to the relevant sections of the Company’s annual accounts and the related disclosures in the report of the Board of Directors.

Agenda item 4 (voting item):

The Dutch Civil Code requires the preparation of the Company’s annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and its subsidiaries.

Due to the international nature of the Company’s business, the annual accounts for the financial year 2018 have been prepared in the English language, which is permitted under article 2:362 of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 5 (for discussion):

The Board of Directors has determined that the entire 2018 profit shall be reserved and that no profits shall be distributed as dividends to the shareholders.

AGM 2019 – Explanation to the Agenda	1

Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, noting that this policy may be reconsidered in the future. Any reconsideration of this policy will depend on future earnings and capital needs, and the Company’s operating and financial condition, among other factors that the Board of Directors may deem relevant.

The Board of Directors is continuously assessing the best use of the Company’s capital, whether it be asset purchases, deleveraging and/or return of capital to the Company’s shareholders through share repurchases and/or dividend payments, if any. In 2018, the Company repurchased approximately 14 million of its own shares. Further share repurchases have been completed since January 1, 2019. The Company recently announced a new share repurchase program, which will run through September 30, 2019 and will allow additional share repurchases of up to US$ 200 million until such date. The timing of repurchases and the exact number of shares to be repurchased will - within the scope of the authorizations granted by the Company’s general meeting of shareholders in this respect - be determined by the Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Agenda item 6 (voting item):

It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2018 financial year. Such release only applies to matters that are disclosed in the annual accounts or have otherwise been disclosed to the Company’s general meeting of shareholders prior to the resolution to release.

Agenda item 7:

We are pleased to propose the appointment of two new Non-Executive Directors, Ms. Stacey Cartwright and Ms. Rita Forst. We refer to their excellent curriculums below, and we are confident that the Company would greatly benefit from their experience and expertise and an increasingly diverse composition of the Board of Directors.

Agenda item 7a (voting item):

It is proposed that Ms. Stacey L. Cartwright be appointed as Non-Executive Director of the Company for a period of four years with immediate effect. Her term of appointment will end at the close of the Company’s 2023 annual general meeting of shareholders.

Ms. Cartwright currently serves as a Non-Executive Director of Savills PLC and she is a Senior Independent Director of the Football Association Ltd. She previously served as Chief Executive Officer of Harvey Nichols Group from 2014 to 2017 (and as Deputy Chairman in 2018), Executive Vice President and Chief Financial Officer of Burberry Group from 2004 to 2013, and Chief Financial Officer of Egg PLC from 1999 to 2003, having spent her early career with Granada Group. Ms. Cartwright was also a Non-Executive Director of GlaxoSmithKline PLC from 2011 to 2016. Ms. Cartwright is a qualified chartered accountant and she received a BSc from the London School of Economics.

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The Board of Directors believes that the Company would greatly benefit from the appointment of Ms. Cartwright, given her extensive commercial and management experience in senior corporate positions.

Agenda item 7b (voting item):

It is proposed that Ms. Rita Forst be appointed as Non-Executive Director of the Company for a period of four years with immediate effect. Her term of appointment will end at the close of the Company’s 2023 annual general meeting of shareholders.

Ms. Forst is currently a freelance business consultant in drive and vehicle technology, and she serves as Non-Executive Director of Norma Group SE and ElringKlinger AG. Ms. Forst holds advisory positions with various European and American based companies in the automotive industry. Ms. Forst spent more than 35 years at the Opel European division of General Motors in senior technical and engineering positions, and as a member of Opel’s management board. As such, Ms. Forst has been responsible for the development of new generations of engines and car models for Opel and General Motors. Ms. Forst holds Bachelor’s degrees in mechanical engineering from the General Motors Institute (U.S.) and the Darmstadt University of Applied Technology (Germany).

The Board of Directors believes that the Company would greatly benefit from the appointment of Ms. Forst, given her extensive technical and management experience in senior corporate positions.

Agenda item 8 (voting item):

A person appointed in accordance with article 16, paragraph 8 of the Company’s articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Peter L. Juhas as the person referred to in article 16, paragraph 8 of the Company’s articles of association.

Mr. Juhas was appointed Chief Financial Officer of the Company in April 2017, following his appointment as Deputy Chief Financial Officer of the Company in 2015. Prior to joining the Company, Mr. Juhas was the global head of strategic planning at AIG, where he led the sale of ILFC to the Company in 2014. Prior to joining AIG, Mr. Juhas was a Managing Director at Morgan Stanley, where he led the Company’s initial public offering in 2006. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School.

Agenda item 9 (voting item):

The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders is authorized to appoint the registered accountant for the audit of the Company’s annual accounts. It is proposed to appoint PricewaterhouseCoopers Accountants N.V. for the audit of the Company’s annual accounts for the financial year 2019. The Board of Directors believes that, in view of their continued focus on engagement performance and quality, renewal of the appointment of PricewaterhouseCoopers Accountants N.V. would best serve the Company and its shareholders.

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Agenda item 10:

Under Dutch law and article 4, paragraph 1 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company. On such designation, the number of shares that may be issued must be specified. Under Dutch law and article 5, paragraph 3 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve to limit or exclude pre-emptive rights. Both designations shall only be valid for a specified period of not more than five (5) years and may from time to time be extended for a period of not more than five (5) years. In Dutch corporate practice, a period of eighteen (18) months is customary. The general meeting of shareholders has most recently made the abovementioned designations, each for a period of eighteen (18) months, at the 2018 annual general meeting of shareholders.

Agenda item 10a (voting item):

It is proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that the aggregate number of shares that may be issued and rights that may be granted pursuant to this authorization shall not exceed 10% of the issued share capital at the date of such authorization (April 24, 2019).

The Board of Directors may use the authorization pursuant to this agenda item 10a for any purpose as it deems fit.

Agenda item 10b (voting item):

It is furthermore proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 10a, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 10c (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of additional shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of additional rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that:

4	AGM 2019 – Explanation to the Agenda

a)      the aggregate number of shares that may be issued and rights that may be granted pursuant to this further authorization shall not exceed 10% of the issued share capital at the date of such authorization (April 24, 2019); and

b)      the shares that may be issued and rights that may be granted pursuant to this further authorization may only be used in connection with mergers and/or strategic alliances and/or acquisitions of a business or a company.

If approved, the authorizations proposed under agenda items 10a and 10c will together allow the Board of Directors to resolve upon the issuance of shares in the capital of the Company, and the granting of rights to subscribe for shares in the capital of the Company, up to a maximum of 20% of the Company’s issued share capital at the date of such authorizations (April 24, 2019). In case of a merger and/or strategic alliance and/or an acquisition of a business or a company as referred to under b), the Board of Directors may resolve to first use the authorization pursuant to agenda item 10c and secondly, if needed, use the authorization pursuant to agenda item 10a.

Agenda item 10d (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 10c, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 11:

Under article 6, paragraph 1 of the Company’s articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company’s issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen (18) months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2018 annual general meeting of shareholders.

Agenda item 11a (voting item):

It is proposed to authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders to acquire the Company’s own shares up to 10% of the issued share capital at the date of such authorization (April 24, 2019), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)     the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the acquisition of such shares (“Acquisition”) is effected or (y) the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition (“Binding Commitments”) are entered into, in each case outside opening hours of the New York Stock Exchange; or

AGM 2019 – Explanation to the Agenda	5

(2)     the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)     in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement, provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10%.

Agenda item 11b (voting item):

It is proposed to further authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to an additional 10% of the issued share capital at the date of such authorization (April 24, 2019), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

(1)     the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)     the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)     in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement, provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10% (and that the authorization pursuant to this agenda item 11b shall thus be conditional upon cancellation of shares pursuant to agenda item 12).

If approved, the authorizations proposed under agenda items 11a and 11b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, if applicable subject to cancellation of shares in accordance with agenda item 12. The Company may repurchase and acquire such shares at any time during the period of eighteen (18) months, starting from April 24, 2019. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 12.

6	AGM 2019 – Explanation to the Agenda

Agenda item 12 (voting item):

It is proposed by the Board of Directors to reduce the Company’s issued share capital through cancellation of shares that may be acquired by the Company during the period of eighteen (18) months from the date of this annual general meeting of shareholders, pursuant to the authorizations to repurchase shares, as outlined under agenda item 11, or otherwise (for example through a legal merger or for no consideration).

Pursuant to article 7 of the Company’s articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.

The number of shares to be cancelled following this resolution will be determined by the Board of Directors or the Company’s Chief Executive Officer. The cancellation may be executed in one or more tranches.

The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company’s articles of association.

A resolution of the general meeting of shareholders to cancel the Company’s shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 13a (voting item):

It is proposed by the Board of Directors to amend the Company’s articles of association to reflect recent developments in Dutch law and practice. The proposed amendments are primarily of a technical nature and generally serve to improve consistency with current Dutch law and practice. For a further explanation, reference is made to the draft text of the proposed amendments and the explanation in connection therewith.

Agenda item 13b (voting item):

It is proposed by the Board of Directors to designate each of the Company’s directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to execute the notarial deed amending the Company’s articles of association pursuant to agenda item 13a.

The Board of Directors
March 12, 2019

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AGM 2019 – Explanation to the Agenda